File No. 82-34735

PRESSRELEASE

from ASSA ABLOY AB (publ)

[redacted]

04046957

13 December 2004
nr. 16/04

ASSA ABLOY acquires leading lock company in South Korea

The worlds leading lock group, ASSA ABLOY, has signed an agreement to acquire BEST Metaline, one of South Korea's leading companies in commercial architectural hardware. Through this acquisition ASSA ABLOY makes its market entry into South Korea.

BEST Metaline was founded ten years ago and is specialized in commercial architectural hardware, which includes products such as door locksets, door closers, hinges as well as automatic doors. The company has in addition a strong position in customised hardware specifications to architects and construction companies.

According to ASSA ABLOY Executive Vice President, Geoff Norcott, the acquisition will bring a new dimension to the security offer in the Asia Pacific division. "The acquisition of BEST Metaline will strengthen ASSA ABLOY's position and leadership in North East Asia," Norcott said.

The President of BEST Metaline, Mr Ye Min Lee said "I am delighted and proud to be part of the ASSA ABLOY Group and look forward to contribute to the profitability and growth of the ASSA ABLOY Group."

The purchase price on a cash and debt free basis will be approximately AUD 11 M (SEK 60 M). The company is expected to generate sales of approximately AUD 13 M (SEK 65 M) in 2004 and to be accretive to EPS and RoCE from the date of acquisition. BEST Metaline has approximately 60 employees.

For further information, please contact
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72
Martin Hamner, Group Controller, tel: +46-8-506 485 79

ASSA ABLOY AB (publ)
P.O. Box 70340, S-107 23 Stockholm
Tel: +46 8 506 485 00, Fax: +46 8 506 485 85
Visiting address: Klarabergsviadukten 90

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of about EUR 3 billion.